UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the start-up of FPSO Almirante Barroso

—

Rio de Janeiro, May 31, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it started today the production of the FPSO Almirante Barroso platform, in the Búzios field, with capacity to produce daily up to 150 thousand barrels of oil and 6 million m³ of gas. FPSO Almirante Barroso will contribute to the oil production of the Búzios field, which currently averages 560,000 barrels per day, equivalent to about 17% of national production.

"Búzios synthesizes how representative the pre-salt is for Petrobras' production, besides being important for the country's energy security. By 2025, when the Almirante Barroso FPSO will be close to its maximum capacity and we will have the entry of other units, the field's production should reach close to the 700,000 barrels per day mark”, declared Petrobras CEO, Jean Paul Prates.

FPSO Almirante Barroso is a unit chartered from Modec and is located 180 km off the coast of Rio de Janeiro, and operates its production in a water depth of 1,900 meters. It is the fifth platform to start operating in the Búzios field, where the P-74, P-75, P-76, and P-77 units were already in production.

Búzios is the largest deepwater field in the world and the current development concept includes 11 platforms. Currently, six units are under construction (FPSO Almirante Tamandaré, P-78, P-79, P-80, P-82, and P-83). Petrobras is the operator of the field, with 88.99% stakes in the shared Búzios field, with CNOOC holding 7.34% and CNODC 3.67% as partners.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9o Andar – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer